Exhibit 21.1

Subsidiaries of Apollo Medical Holdings, Inc.

Name	Jurisdiction of Operations

Apollo Medical Management, Inc.	Delaware

Pulmonary Critical Care Management, Inc.	California

ApolloMed Accountable Care Organization, Inc.	California

Verdugo Medical Management, Inc.	California

Apollo Palliative Services LLC	California

Holistic Care Home Health Agency, Inc.	California

Best Choice Hospice Care, LLC	California